Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL
& WEBCAST OF FOURTH QUARTER AND FULL-YEAR 2020 FINANCIAL RESULTS
TUESDAY, FEBRUARY 2, 2021 AT 11:00 AM (ET)

BROOKFIELD NEWS, January 12, 2021 – Brookfield Property Partners L.P. (NASDAQ: BPY, TSX: BPY.UN) announced today that its fourth quarter and full-year 2020 financial results will be released before the market open on Tuesday, February 2, 2021. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Tuesday, February 2, 2021 at 11:00 AM (ET). Scheduled speakers are Chief Executive Officer Brian Kingston and Chief Financial Officer Bryan Davis.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, bpy.brookfield.com, before the market open on February 2, 2021.

To participate in the conference call, please dial +1 (844) 358-9182 toll-free in the U.S. and Canada or +1 (478) 219-0399 for overseas calls, conference ID: 2377075, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at bpy.brookfield.com.

A replay of this call can be accessed through February 9, 2020 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 2377075. A replay of the webcast will be available on the company’s website.

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Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $575 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq stock market and the Toronto stock exchange. Brookfield Property REIT is listed on the Nasdaq stock market. Further information is available at bpy.brookfield.com.

Brookfield Contact:

Matthew Cherry

Senior Vice President, Investor Relations

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Brookfield Property Partners L.P.	1